Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-256593
November 7, 2022

Issuer:	Wisconsin Public Service Corporation

Security:	Senior Notes, 5.35% Series Due November 10, 2025

Principal Amount:	$300,000,000

Maturity:	November 10, 2025

Coupon:	5.35%

Initial Price to Public:	99.978% per Senior Note

Yield to Maturity:	5.358%

Spread to Benchmark Treasury:	+72 basis points

Benchmark Treasury:	UST 4.250% due October 15, 2025

Benchmark Treasury Yield:	4.638%

Interest Payment Dates:	May 10 and November 10, commencing May 10, 2023

Redemption Provisions:	Prior to October 10, 2025 (the date that is 1 month prior to the maturity date, which is referred to herein as the “Par Call Date”), the Senior Notes will be redeemable at the option of the Issuer, in whole or in part, at any time and from time to time, at a “make-whole” redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 15 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, the Issuer may redeem the Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Trade Date:	November 7, 2022

Expected Settlement Date:	November 10, 2022 (T+3)

Expected Ratings:* (Moody’s/S&P/Fitch)	A2 (Stable)/A- (Stable)/A+ (Stable)

CUSIP/ISIN:	976843 BP6 / US976843BP69

Joint Book-Running Managers:	KeyBanc Capital Markets Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Comerica Securities, Inc.
Penserra Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc. toll-free at (866) 227-6479, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, PNC Capital Markets LLC toll-free at (855) 881-0697 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.